OMB APPROVAL	
OMB Number.	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

20012893

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37056

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2019** (MM/DD/YY) AND ENDING **DECEMBER 31, 2019** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **DESPAIN FINANCIAL CORPORATION**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

502 WEST MAIN STREET
(No. and Street)

COLLINSVILLE	**IL**	**62234-3019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DONALD DESPAIN **618-344-1809**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

SEC Mail Processing
MAR 27 2020
Washington, DC

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **DONALD DESPAIN**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or **DESPAIN FINANCIAL CORPORATION**, as of **DECEMBER 31, 2019** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Public Notary

OFFICIAL SEAL
JOHN L BITZER
NOTARY PUBLIC - STATE OF ILLINOIS
My Commission Expires Dec. 20, 2020

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of DesPain Financial Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of DesPain Financial Corporation as of December 31, 2019, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of DesPain Financial Corporation as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of DesPain Financial Corporation's management. Our responsibility is to express an opinion on DesPain Financial Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to DesPain Financial Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules I, II and III (see page numbers 12, 13 & 14) have been subjected to audit procedures performed in conjunction with the audit of DesPain Financial Corporation's financial statements. The supplemental information is the responsibility of DesPain Financial Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as DesPain Financial Corporation's auditor since 2019.

Maitland, Florida

March 24, 2020

DESPAIN FINANCIAL CORPORATION
STATEMENT OF FINANCIAL CONDITIONS
December 31, 2019

ASSETS

Cash	$273,691
Commissions receivable	39,146
Cash surrender value of life insurance	21,700
Securites owned, at fair value	31,765
Overpayment income taxes	6,148
	$372,450

LIABILITIES AND STOCK HOLDERS EQUITY

Liabilites:	
Acrrued Settlement/Arbitration	100,000
Accrued commissions payable	8,886
Deferred income taxes	5,195
	114,081
Stockholder's Equity	
Common stock, $1 par value, authorized 1,000 shares, 100 shares issued and outstanding	100
Additional paid-in capital	11,327
Retained earnings	217,250
Accumulated other comprehensive income	29,692
Total stockholder's equity	258,369
	$372,450

The accompanying noets are an integral part of these financial statements

DESPAIN FINANCIAL CORPORATION
STATEMENT OF INCOME
Year Ended December 31, 2019

Revenues:	
Commission (net of expenses)	$125,378
Mutual funds and 12b-1	213,127
Variable annuities	385,269
Realized gain (loss) on investments	34,193
Investment income	3,674
Other income	359
	$762,000

Expenses:	
Commsisions	$116,764
Occupancy	42,000
Office expenses and other	127
Regulatory fees	15,285
Professional fees	107,577
Referral fees	450,000
Settlement/Arbitration	100,000
	$831,753
Income before income taxes	($69,753)
Provision for income taxes	2,162
Net income (loss)	($67,591)

Accumulated other comprehensive income	
Unrealized gain on investments	$13,743
	($53,848)

The accompanying notes are an integral part of these financial statements

DESPAIN FINANCIAL CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2019

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholder's Equity
BALANCE AT JANUARY 1, 2019	$100	$11,327	$284,841	$15,949	$312,217
Net incom (loss)			($67,591)	$13,743	($53,848)
Dividends Paid					
BALANCE AT DECEMBER 31, 2019	$100	$11,327	$217,250	$29,692	$258,369

The accompanying notes are an integral part of these financial statements.

DESPAIN FINANCIAL CORPORATION
STATEMENT OF CASH FLOWS
Year Ended December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	($67,591)
Adjutments to reconcile net incom to net cash provided (used) by operating activities:	
Increase in cash surrendervalue of life insurance policy	(834)
(Gain) loss on sales of securities	(34,193)
(Increase) decrease in operating assets:	
Commissons recievable	13,717
Overpaid income tax	(6,148)
Deferred tax	(2,162)
Increase (decrease) in:	
Accrued settlement/arbitration	100,000
Accrued commissions payable	671
Accrued income taxes	(1,384)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	2,076
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds from sale of investments	166,231
NET CASH PROVIDED (USED) BY INVESTMENT ACTIVITIES	166,231
NET INCREASE(DECREASE) IN CASH	168,307
CASH AT BEGINNING OF YEAR	105,384
CASH AT END OF YEAR	$273,691
CASH PAID (RECEIVED DURING THE YEAR FOR:	
Interest Income	-
Income Taxes	$7,532

The accompanying noetes are an integral part of these financial statments.

NOTE A – ORGANIZATION AND NATURE OF BUSINESS

DESPAIN FINANCIAL CORPORATION (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is an Illinois Corporation established October 29, 1986, operated from Collinsville, Illinois. The U.S. dollar ($) is the functional currency of the Company.

The Company offers mutual funds and variable annuity contracts on an application-way basis. The Company also offers its clients the ability to open general securities accounts through a clearing broker-dealer.

With respect to this activity, the Company promptly forwards all funds and securities received and does not otherwise hold funds or securities for, or owe money or securities to, customers and does not otherwise carry customer accounts. Accordingly, the Company is exempt from Rule 15c3-3 under the Securities Exchange Act of 1934.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in a single line of business as a broker-dealer, which comprises acting as an agent to facilitate customers' purchases and sales of securities, primarily mutual funds and variable life annuities.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Securities Owned

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Proprietary securities are recorded at fair value in accordance with FASB ASC 320, *Investments – Debt and Equity Securities.*

Securities Transactions and Commissions

Securities transactions and commission revenues and related expenses are recorded on a settlement date basis. At December 31, 2019, management considers all commissions receivable as collectible; therefore, an allowance for uncollectible amounts is not necessary.

Income Taxes

The Company is treated as a C Corporation for federal income tax purposes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an even occurs that requires a change.

Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2019, and through the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2019.

NOTE C – RELATED PARTIES

The Company is affiliated with DesPain Investment Solutions, Ltd., through common ownership. DesPain Investment Solutions, Ltd. provides investment advice and receives referral fees from the Company. In addition, certain employees of DesPain Investment Solutions, Ltd provide services for the Company free of charge. During 2019, the Company paid DesPain Investment Solutions, Ltd. referral fees of $450,000.

In February 2016, the FASB issued ASU 2016-02 Leases – (Topic842). ASU 2016-02 will require the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, including for those leases classified as operating leases under previous GAAP, along with disclosure of key information about leasing arrangements. The Company has elected not to apply the requirements of Topic 842 relating to its related party office lease and instead has elected to recognize the lease payments as lease cost on a straight-line basis over the lease. The Company leases its

offices from the Company's stockholder on a month to month basis. The lease cost is $42,000 relating to the office lease for the year ended December 31, 2019.

NOTE D – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2019, the Company had net capital of $241,611, which was $234,006 in excess of its required net capital of $7,605. The Company's ratio of aggregate indebtedness to net capital was .4722 to 1.

The Company is exempt from the provisions of SEC Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) of the Rule. As an introducing broker, the Company clears customer transactions on a fully-disclosed basis with Saxony Securities, Inc.

NOTE E – RECEIVABLES AND PAYABLES

Amounts receivable and payable at December 31, 2019, consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$ 39,146	$ 8,886

NOTE F – INCOME TAXES

The current and deferred portions of the income tax expense included in the statement of income and comprehensive income as determined in accordance with FASB ASC 740 are as follows:

Current	-
Deferred	$ (2,162)
Total	$ (2,162)

The deferred tax provision results from valuing securities owned at fair value for financial reporting purposes and at book value for tax purposes. The deferred tax provision is netted against the unrealized gain on investments in the Statement of Income and Comprehensive Income

The Company is no longer subject to federal, state, or local tax examinations by taxing authorities for years before 2012.

NOTE G- SECURITIES OWNED

The following presents the Company's December 31, 2019 assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy.

	Level 1	Level 2	Total
Securities owned	$ 31,765	-	$ 31,765
Securities sold not yet purchased	-	-	-
Investment at fair value	$ 31,765	-	$ 31,765

The Company's investment in marketable equity securities consist of investments of common stock in the technology industry.

Available for sale securities are carried in the financial statements at fair value. Investment income for 2019 includes unrealized gain of $ 13,743, and interest and dividend income of $ 3,674.

NOTE H – CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE I – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company's customers' accounts are carried by the carrying broker-dealer. Execution and clearing services are also performed by the carrying broker dealer. The agreement between the Company and the carrying broker-dealer stipulates that all losses resulting from the Company's customer' inability to fulfill their contractual obligation are the responsibility of the Company.

NOTE J – SIPC ANNUAL ASSESSMENT

The Company is a member of the Securities and Investor Protection Corporation and has remitted all required assessments.

NOTE K – Commitment and Contingencies

The Company is the subject of three claims alleging unsuitable investments, one of which has been settled in 2020. The Company accrued $100,000 at December 31, 2019 regarding the settlement. Legal counsel has represented liabilities regarding the other two matters are remote and cannot be estimated. The Company plans to vigorously defend itself regarding these matters.

NOTE L – FAIR VALUE OF FINANCIAL INSTRUMENTS

FASB ASC No. 825, Financial instruments establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority, while level 3 inputs have the lowest priority. The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Company measures fair value using level 1 inputs because the generally provide the most reliable evidence of fair value.

Level 1 Inputs to the valuation methodology are adjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 Inputs to valuation methodology include:

- Quoted prices for similar assets and liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
- If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to fair value measurement.

SUPPLEMENTARY INFORMATION

DESPAIN FINANCIAL CORPORATION
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2019

Net Capital		
Total stockholder's equity qualified for net capital		$ 258,369
Total capital and allowable subordinated borrowings		258,369
Deductions from Capital		
Securities not considered readily marketable		415
Prepaid income taxes		6,148
Net capital before haircuts on securities positions		251,806
Haircuts on securities:		
Trading and investment securities	4,765	
Money market funds	4,502	
Undue concentration	928	10,195
Net Capital		$ 241,611
Aggregate Indebtedness		
Items included in statement of financial condition:		
Accrued settlement/arbitration		$ 100,000
Accrued commissions payable		8,886
Deferred income tax payable		5,195
Total Aggregate Indebtedness		$ 114,081
Basic Net Capital Requirement		
Minimum dollar net capital requirement		$ 7,605
Excess Net Capital		$ 234,006
Percentage of aggregate indebtedness to net capital		47.22%

Note: There are no material differences between the net capital reported on form X-17A-5 part II at December 31, 2019.

DESPAIN FINANCIAL CORPORATION
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2019

An exemption to the requirements of Rule 15c3-3 is claimed under the provisions of Rule 15c3-3(k)(2)(ii), in that all customer monetary and security receipts by the Company are promptly transmitted in accordance with applicable regulations and that all customer security transactions are cleared through Saxony Securities, on a fully disclosed basis.

DESPAIN FINANCIAL CORPORATION
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2019

An exemption to the requirements of Rule 15c3-3 is claimed under the provisions of Rule 15c3-3(k)(2)(ii), in that all customer monetary and security receipts by the Company are promptly transmitted in accordance with applicable regulations and that all customer security transactions are cleared through Saxony Securities, on a fully disclosed basis.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of DesPain Financial Corporation

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) DesPain Financial Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which DesPain Financial Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) DesPain Financial Corporation stated that Despain Financial Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. DesPain Financial Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about DesPain Financial Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Maitland, Florida

March 24, 2020

EXEMPTION REPORT for
SEC Rule 15c3-3 - Customer Protection Rule

(required under SEC Rule 17a, to be filed with annual audit)

For Calendar Year 2019

Broker/Dealer: **DESPAIN FINANCIAL CORPORATION (DFC)**

DFC is claiming an exemption due to the following provision in paragraph (k) of SEC Rule 15c3-3:

(k)(2)(ii) Exemption - Applies to broker-dealers who, as introducing broker-dealers, clear all customer transactions on a fully-disclosed basis with a clearing broker-dealer, and who promptly transmit all customer funds and securities to such clearing broker-dealer. In these arrangements, the clearing broker-dealer carries all of the customer accounts of the introducing broker-dealer and maintains and preserves such books and records related to customer accounts as required by SEC Rules 17a-3 and 17a-4.

DFC has:

__✓__ has met the identified exemption provisions throughout the most recent fiscal year without exception

or

______ has met the identified exemption provisions throughout the most recent fiscal year, except as described below.

____

____

____

____

____

____

(identify and describe the nature of each exception, including the exception date)

I, Donald DesPain, affirm that, to the best of my knowledge and belief, this exemption report is true and correct.

Donald H DesPain (signature)
Donald H. DesPain, President
DesPain Financial Corporation

2/24/2020
Date